October 28, 2005

Mail Stop 7010

Mr. Bruce Beattie, Chief Executive Officer
Sub Surface Waste Management of Delaware, Inc.
6451-C El Camino Real
Carlsbad, California   92009

Re:	Sub Surface Waste Management of Delaware, Inc.
	Post-effective Amendment No. 1 to Registration Statement on
Form
SB-2
	Filed on  October 12, 2005
	File No. 333-117994

Dear Mr. Beattie:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note that the date of the financial statements included in the prior prospectus was September 30, 2003. Therefore those financial statements became stale on or about December 30, 2004. Please advise the staff of any use of the prospectus subsequent to the date the financial statement became stale. If none, please confirm supplementally in writing.
2. Since you filed the pending SB-2 registration statement amendment with the incorrect filer form flag, we are unable to process and declare the filing effective. Please file a Form "AW" to request that the SB-2 amendment be withdrawn. Then refile the post-effective amendment No. 1 with a correct filer Form Flag of "POS AM".

Explanatory Note
3. Since this is a post-effective amendment to a prior registration statement and not a combination of registration statements, it does not appear to us that Rule 429 applies. Please advise.

Signatures, page II-5
4. The amended registration statement should also be signed by the registrant`s principal accounting officer or controller whose title should be shown on the signature page.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	You man contact Dorine H. Miller, Financial Analyst at (202)
551-
3711 or Chris Edwards, Special Counsel at (202) 551-3742 or me at
(202) 551-3766 if you have questions regarding the above comments.

							Sincerely,



							Pamela A. Long
							Assistant Director




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Mr. Bruce Beattie
Sub Surface Waste Management of Delaware, Inc.
October 28, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE